                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 20)*

                        Intek Diversified Corporation
         __________________________________________________________
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
            _____________________________________________________
                       (Title of Class of Securities)

                                   458134 10 3
                       ___________________________________
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                         Torrance, California 90502
                               (310) 366-7335
       ______________________________________________________________
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                October 1, 1996
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.



__________________________________

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 458134 10 3                          13D                                     PAGE 2 OF 4 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSONS                                                                         |
|     | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                                                |
|     |                                                                                                   |
|     | SIMMONDS CAPITAL LIMITED                                                                          |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                              ---- |
|     |                                                                                         (b) [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | SOURCE OF FUNDS*                                                                                  |
|     |                                                                                                   |
|     | WC;OO                                                                                             |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                 |
|     | TO ITEMS 2(d) OR 2(e)                                                                       [   ] |
|     |                                                                                              ---- |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | CANADA                                                                                            |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     7 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |  2,560,850                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     8 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |  --                                                             |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     9 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |  2,560,850                                                      |
|                               |       |                                                                 |
|             PERSON            |-------|-----------------------------------------------------------------|
|                               |    10 |  SHARED DISPOSITIVE POWER                                       |
|              WITH             |       |                                                                 |
|                               |       |  --                                                             |
|-------------------------------|-------|-----------------------------------------------------------------|
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 2,560,850                                                                                         |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                    |
|     | SHARES*                                                                                     [   ] |
|     |                                                                                              ---- |
|-----|---------------------------------------------------------------------------------------------------|
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                |
|     |                                                                                                   |
|     | 18.69%                                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  14 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     | CO                                                                                                |
-----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17"), on July 12, 1996 ("Amendment No. 18"), and on September 30, 1996 ("Amendment No. 19") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The first two sentences of Item 3 of the Schedule 13D are amended by deleting such sentences in their entirety, and inserting in their stead the following:

         SCL acquired 3,927,517 shares of Common Stock and options to purchase 1,800,000 shares of Common Stock as described below. After the exercise of a portion of the options to purchase 1,067,667 shares of Common Stock as described in subparagraph (g) of this Item 13D, and the disposition of 2,100,000 shares of Common Stock as described in
         Item 5 subparagraphs (c), (h), (i), (j), (k), (m), (n), (o), (q) and
         (r) of this Schedule 13D, SCL is the beneficial owner of 2,560,850 shares of Common Stock (inclusive of 733,333 unexercised options).

         Item 3 of the Schedule 13D is further amended by deleting the last sentence of subparagraph (g) and inserting in its stead the following:

         On April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996, August
         30, 1996 and October 1, 1996, SCL exercised an additional 50,000, 150,000, 200,000, 200,000, 200,000 and 66,667, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         Item 4 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

         On April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996, August
         30, 1996 and October 1, 1996, SCL exercised an additional 50,000, 150,000, 200,000, 200,000, 200,000 and 66,667, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Subparagraph (l) of Item 5 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

         On April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996, August
         30, 1996 and October 1, 1996 SCL exercised an additional 50,000, 150,000, 200,000, 200,000, 200,000 and 66,667, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

         The fourth paragraph of Item 6 of the Schedule 13D is amended by deleting the last sentence thereof in its entirety and inserting in its stead the following:

         On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996, July 2,
         1996, August 30, 1996 and October 1, 1996, SCL exercised its rights under the foregoing options to acquire 200,000, 50,000, 150,000, 200,000, 200,000, 200,000 and 66,667 shares, respectively, of Common
         Stock from Roamer One Holdings.

                      [SIGNATURES COMMENCE ON NEXT PAGE.]





                               Page 3 of 4 Pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                      SIMMONDS CAPITAL LIMITED


                      October 14, 1996
                     _______________________________________________________
                                       (Date)

                     /s/ David C. O'Kell
                     _______________________________________________________
                                     (Signature)


                     David C. O'Kell, Executive Vice President and Secretary
                     _______________________________________________________
                                         (Name/Title)





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